May 20, 2010	59104.00041

VIA EDGAR

Ms. Mellissa Campbell Duru

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-3628

Re:	Strategic Hotels & Resorts, Inc. – Statement on Schedule TO

Dear Ms. Duru:

On behalf of Strategic Hotels & Resorts, Inc., a Maryland corporation (the “Registrant”), we are submitting the Registrant’s enclosed responses to the Staff’s comments conveyed in its comment letter, dated May 19, 2010. In addition, we have filed via EDGAR Amendment No. 1 to the Registrant’s Statement on Schedule TO (File No. 005-79938) relating to the Registrant’s offer to purchase for cash any and all of Strategic Hotel Funding, L.L.C.’s outstanding 3.50% Exchangeable Senior Notes due 2012.

If you have any questions, or it would expedite your review in any way, please do not hesitate to contact the undersigned at (212) 318-6906.

Sincerely,

/s/ Michael L. Zuppone

Michael L. Zuppone

OF PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosure

cc:	Laurence S. Geller

STRATEGIC HOTELS & RESORTS, INC.

STATEMENT ON SCHEDULE TO

MEMORANDUM OF STRATEGIC HOTELS & RESORTS, INC.’S (THE “REGISTRANT”)

RESPONSES TO COMMENTS OF THE STAFF (THE “STAFF”)

OF THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”)

CONVEYED IN A LETTER DATED MAY 19, 2010

The Staff’s comments are reproduced in their entirety in bold below, and the responses thereto are set forth after each comment.

Conditions to the Tender Offer, page 11

1. We note that the offer is unfinanced and subject to a financing condition. Generally, when an offer is not financed, or when an offeror’s ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 13e-4(d)(2), an offeror is required to promptly file an amendment to its Schedule TO disclosing this material change. Based on the Form 8-K filed on May 18, 2010, it appears that the financing condition has been satisfied. If correct, please confirm that the offeror will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 13e-4(e)(3). Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

The Registrant’s offer to purchase for cash (the “Tender Offer”) any and all of Strategic Hotel Funding, L.L.C.’s outstanding 3.50% Exchangeable Senior Notes due 2012 (the “Notes”) is conditioned upon the Registrant consummating a public offering of shares of its common stock (the “Equity Offering”) and receiving at least $200.0 million of gross proceeds therefrom (collectively, the “Financing Condition”). On May 19, 2010, the Registrant consummated a public offering of 75,900,000 shares of its common stock and received gross proceeds of approximately $349.1 million therefrom, at which time the Financing Condition was deemed to have been satisfied. On May 19, 2010, the Registrant issued a press release (the “Press Release”) announcing, among other things, that the Financing Condition had been satisfied. On May 20, 2010, the Registrant filed Amendment No. 1 (“Amendment No. 1”) to the Statement on Schedule TO (the “Original Schedule TO”) originally filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2010, disclosing that the Financing Condition had been satisfied and attaching the Press Release as Exhibit (a)(5)(B). Accordingly, the Registrant believes that it has disseminated disclosure of the satisfaction of the Financing Condition in a manner reasonably calculated to inform security holders as required by Rule 13e-4(e)(3).

2. We refer to disclosure in the last sentence of this section regarding the ability of the offeror to terminate the offer in its sole discretion. This unqualified statement creates the implication that the offeror may conduct an illusory offer in potential contravention of Section 14(e). Please revise the disclosure to specify that the offer can only be terminated pursuant to an enumerated condition.

The disclosure referred to in Staff comment 2 above and any similar disclosure contained in the Offer to Purchase have been modified by Amendment No. 1, which modifications clarify that the Tender Offer may only be terminated if a specified condition is not satisfied.

3. Please refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

The Registrant confirms its understanding of the Staff’s position with respect to the circumstances described in Staff comment 3 above and notes that as of the date hereof no condition has been triggered that would permit the Registrant to not consummate the Tender Offer.

4. Please see our comment above. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of securities how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company’s understanding in your response letter.

The Registrant confirms its understanding of the Staff’s position with respect to the circumstances described in Staff comment 4 above and confirms that it will inform holders of the Notes how it intends to proceed promptly upon the occurrence of any offer condition that is triggered by events that occur during the offer period and before the expiration of the Tender Offer, unless satisfaction of the condition may only be determined upon expiration of the Tender Offer.

*        *        *

In addition, the Registrant hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) that Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.